Taneum Creek Brewing LLC

Profit and Loss

January - December 2023

	TOTAL
Income	
Clothing Sales	732.72
Food Sales	453.40
Other Income	16,234.41
Personal Income	50,757.18
Retail Beer	42,904.76
Shipping Income	113.52
Taproom Retail Sales	181.35
Tips	3,296.04
Wholesale Beer	5,011.82
Total Income	**$119,685.20**
Cost of Goods Sold	
Flavor	822.01
Food Purchases	3,978.40
Hops	691.17
Labels	729.10
Merchant Account Fees	1,001.62
Propane	253.05
Total Cost of Goods Sold	**$7,475.35**
GROSS PROFIT	**$112,209.85**
Expenses	
Advertising and Promotion	7,660.36
Bank Service Charges	831.11
Business Licenses and Permits	2,683.05
Contract Brewing	4,172.82
Entertainment	734.32
Entrance Fee	475.00
Glassware	188.70
Insurance Expense	4,524.61
Interest	7,577.31
Late Fee	446.15
Liquor Tax	347.40
Materials	13,408.05
Medical Expense	1,566.13
Office Supplies	2,046.86
Parts	221.47
Personal Expense	33,381.33
Professional Fees	1,260.00
Rent Expense	25,060.00
Research	1,347.76
Sales Tax	160.20
School Loan	929.20

Taneum Creek Brewing LLC

Profit and Loss

January - December 2023

	TOTAL
Shipping	723.27
Supplies	4,652.57
Trash Removal	126.00
Travel	2,566.09
Utilities	12,204.05
Vehicle Expense	3,101.26
Total Expenses	**$132,395.07**
NET OPERATING INCOME	**$ -20,185.22**
Other Income	
Washington State Paid Leave	882.00
Total Other Income	**$882.00**
Other Expenses	
Reconciliation Discrepancies-1	-170.14
Total Other Expenses	**$ -170.14**
NET OTHER INCOME	**$1,052.14**
NET INCOME	**$ -19,133.08**

Taneum Creek Brewing LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cashmere Valley Bank 4743	4,362.85
Personal Checking CVB 4719	100.79
Wells Fargo Checking	0.00
Total Bank Accounts	**$4,463.64**
Accounts Receivable	
Accounts Receivable	335.10
Total Accounts Receivable	**$335.10**
Other Current Assets	
Food Inventory	1,468.48
Payroll Corrections	0.02
Undeposited Funds	0.00
Total Other Current Assets	**$1,468.50**
Total Current Assets	**$6,267.24**
Fixed Assets	
Bottling/Canning Line	31,148.69
Furniture and Equipment	92,981.23
House/Shop Payment	56,591.31
Total Fixed Assets	**$180,721.23**
Other Assets	
Personal Donation	-300.00
Total Other Assets	**$ -300.00**
TOTAL ASSETS	**$186,688.47**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Capital On Tap	18,665.73
Capital One 2574 Personal	13,463.22
Capital One 8754 (3937)	4,881.34
Chase 1304 Personal	0.00

Taneum Creek Brewing LLC

Balance Sheet

As of December 31, 2023

	TOTAL
Total Credit Cards	**$37,010.29**
Other Current Liabilities	
Line of Credit	2,777.90
Loan	-8.00
New Taproom	20,593.56
Out Of Scope Agency Payable	0.00
Payroll Liabilities	1,481.80
Federal Taxes (941/944)	-149.78
Federal Unemployment (940)	118.42
L & I EE	21.65
WA Paid Family and Medical Leave Tax	-8.10
WA SUI Employer	-331.84
WA Workers Compensation	0.00
Total Payroll Liabilities	**1,132.15**
Payroll Protection Covid19 Loan	0.00
PG Loan	0.00
PPP Loan #2	0.00
Sales Tax Payable	0.00
Small Business Loan	181,792.00
Taproom Expansion	6,705.40
Wa Department of Revenue Payable	690.43
Washington State Department of Revenue Payable	393.31
Total Other Current Liabilities	**$214,076.75**
Total Current Liabilities	**$251,087.04**
Total Liabilities	**$251,087.04**
Equity	
Members Draw	-300.00
Members Equity	-28,543.00
Opening Balance Equity	-16,422.49
Net Income	-19,133.08
Total Equity	**$ -64,398.57**
TOTAL LIABILITIES AND EQUITY	**$186,688.47**

Taneum Creek Brewing LLC

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-19,133.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-1,280.84
Capital On Tap	18,665.73
Capital One 2574 Personal	1,780.95
Capital One 8754 (3937)	606.01
Line of Credit	2,777.90
New Taproom	20,593.56
Out Of Scope Agency Payable	0.00
Payroll Liabilities:Federal Unemployment (940)	-21.60
Small Business Loan	-11,066.00
Taproom Expansion	-3,447.25
Washington State Department of Revenue Payable	620.61
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**29,229.07**
Net cash provided by operating activities	**$10,095.99**
INVESTING ACTIVITIES	
Furniture and Equipment	-5,012.22
House/Shop Payment	-9,087.28
Net cash provided by investing activities	**$ -14,099.50**
NET CASH INCREASE FOR PERIOD	**$ -4,003.51**
Cash at beginning of period	8,467.15
CASH AT END OF PERIOD	**$4,463.64**